UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             SCHEDULE 13D
               Under the securities Exchange Act of 1934
                         (Amendment No. 0)

                      SEVENTH GENERATION, INC.
                         (Name of Issuer)

                  Common Stock $.000333 par Value
                   (Title of Class of Securities)

                             81806K 101
                           (CUSIP Number)

                    Charles J. Hogan, Controller
                      Seventh Generation, Inc.
                      1 Mill Street, Box A-26
                     Burlington, VT 05401-1530
                       (802) 658-3773, x-780
   (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                           March 31, 1998
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b) (3) or (4), check the following box.   [ ]

1. Name of reporting Person                    Douglas M. Rudolph
   SS ID No. Of Above Person                   ###-##-####

2. Check the Appropriate box
   If a member of a Group                      (a)[ ] (b)[ ]

3. SEC Use Only

4. Source of Funds                             PF

5. Check box if disclosure of
   legal proceedings is required
   pursuant to items 2(d) or 2(e)              [ ]

6. Citizenship                                 USA

Number of          7. Sole Voting Power        240,000
shares
Beneficially       8. Shared Voting Power            0
Owned by Each
Reporting          9. Sole Dispositive Power   240,000
Person With:
                  10. Shared Dispositive Power       0

11. Aggregate Amount Beneficially
    Owned by Each Reporting Person             240,000

12. Check if the aggregate Amount
in Row (11) Excludes Certain Shares            [ ]

13. Percent of Class Represented
    By Amount in Row 11                        9.9%

14. Type of Reporting Person                   IN


ITEM 1. Security and Issuer

        Common Stock, par value $0.000333

        Seventh Generation, Inc.
        1 Mill Street, Box A-26
        Burlington, VT 05401-1530

        CUSIP No.: 81806K 101

ITEM 2. Identity and background

        Douglas M. Rudolph is a private investor. His address is:
        11900 Biscayne Blvd., Suite 806, Miami, FL 33181

        Mr. Rudolph has no history of involvement in any criminal or civil legal proceedings.

        Citizenship: USA


ITEM 3. Source and Amount of Funds or Other Consideration

        A total of 240,000 shares were purchased with personal funds in open market transactions; 50,000 shares on 2/3/98 at $0.56 per share and 190,000 shares on 3/31/98 at $19/32 per share.

ITEM 4. Purpose of Transaction

        Investment for capital gains.

ITEM 5. Interest in Securities of the Issuer

        See item 3 above and Cover Page answers 7 - 13.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer

        None.

ITEM 7. Material to be Filed as Exhibits

        None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Douglas M. Rudolph               April 8, 1998
(Name)                           (Date)

/s/ Douglas M. Rudolph
(Signature)